NOTICE TO SHAREHOLDERS

SUZANO S.A.
Publicly-held Company
Tax Id No. (CNPJ/MF) No. 16.404.287/0001-55
NIRE 29.3.0001633-1

Notice of Capital Increase Approved by the Board of Directors

São Paulo, December 10, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby announces to its shareholders and to the general that the Company’s Board of Directors Meeting, held on December 10, 2025, approved the increase of the Company’s share capital in the amount of BRL 5,000,000,000.00 (five billion reais), through the capitalization of the balance from the Capital Increase Reserve and part of the balance of the Investment Reserve of the Company, without the issuance of new shares, pursuant to Article 169, caput and §1, of Law No. 6,404, dated December 15, 1976 (“Capital Increase”). In compliance with the provisions of Article 33, item XXXI, of CVM Resolution No. 80, dated March 29, 2022, as amended (“CVM Resolution 80”), the Company provides below the information regarding the Capital Increase, as required by Annex E of CVM Resolution 80.

1.Inform amount of increase and the new share capital

The amount of the Capital Increase shall be BRL 5,000,000,000.00 (five billion reais), changing the Company’s share capital from BRL 19,269,281,424.63 (nineteen billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents), divided into 1,264,117,615 (one billion, two hundred sixty-four million, one hundred seventeen thousand, six hundred fifteen) common shares, all registered, book-entry and with no par value, to BRL 24,269,281,424.63 (twenty-four billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents), divided into 1,264,117,615 (one billion, two hundred sixty-four million, one hundred seventeen thousand, six hundred fifteen) common shares, all registered, book-entry and with no par value.

2.Inform whether the increase will be made upon: (a) conversion of debentures or other debt securities into shares; (b) exercise of the subscription right or subscription warrant; (c) capitalization of profits or reserves; or (d) subscription of new shares

The Capital Increase shall be carried out through the capitalization of the balance of the Capital Increase Reserve and part of the balance of the Investment Reserve of the Company. No new shares shall be allocated to the Company’s shareholders.

3. Explain in detail the reasons for the increase and its legal and economic consequences

The Capital Increase through the capitalization of reserves aims to optimize the Company’s equity structure, as the reallocation of reserves to share capital strengthens the Company’s financial position.

The Company does not identify any legal consequences arising from the capital increase, since: (i) there is no dilution of shareholding, as no new shares are being issued; and (ii) this does not involve a new subscription or payment of capital, but merely an internal reclassification within shareholders’ equity, without any change to the Company’s total equity value.

4.Provide a copy of the opinion of the Fiscal Council, if applicable

Not applicable. In accordance with the provisions of the 2025 Annual Circular Letter SEP, the approval of the share capital increase by the Board of Directors, within the limit of the authorized capital, waives the disclosure and preparation of the Fiscal Council’s opinion.

5.     In the event of a capital increase through the subscription of shares: i) describe the allocation of funds; ii) inform the number of shares issued of each type and class; iii) describe the rights, benefits, and restrictions assigned to the shares to be issued; iv) inform whether related parties, as defined by the accounting rules on this matter, will subscribe shares in the capital increase, specifying the respective amounts when such amounts are already known; v) inform the issue price of the new shares; vi) inform the par value of the shares issued or, in the case of shares without par value, the portion of the issue price that will be allocated to the capital reserve; vii) provide the opinion of the officers on the effects of the capital increase, especially regarding the dilution caused by the increase; viii) inform the calculation criteria for the issue price and justify in detail the economic aspects that determined its choice; ix) if the issue price has been set with a premium or discount in relation to market value, identify the reason for the premium or discount and explain how it was determined; x) provide copies of all reports and studies that supported the determination of the issue price; xi) inform the issue prices of shares in capital increases carried out in the last three (3) years; xii) present the percentage of potential dilution resulting from the issuance; xiii) inform the deadlines, conditions, and method of subscription and payment of the shares issued; xiv) inform whether shareholders will have preemptive rights to subscribe the new shares issued and detail the terms and conditions applicable to such right; xv) inform management’s proposal for handling any remaining shares; xvi) describe in detail the procedures to be adopted in the event of partial ratification of the capital increase; and xvii) if the issue price of the shares may be paid, in whole or in part, in assets: a) provide a complete description of the assets to be accepted; b) clarify the relationship between the assets and the Company’s corporate purpose; and c) provide a copy of the appraisal report of the assets, if available

Not applicable, given that the Capital Increase will not be carried out through the subscription of shares.

6. In the event of a capital increase through the capitalization of profits or reserves

a. inform whether it will result in a change to the par value of the shares, if any, or in the distribution of new shares among the shareholders

The proposed Capital Increase: (i) will not result in any change to the par value of the Company’s shares, as the shares issued by the Company have no par value, pursuant to Article 5 of its Bylaws; and (ii) will not entail the distribution of new shares.

b. inform whether the capitalization of profits or reserves will be carried out with or without a change in the number of shares, in companies with shares without par value

The capitalization of the balance of the Capital Increase Reserve and part of the balance of the Investment Reserve of the Company will be carried out without any change in the number of shares, pursuant to Article 169, §1, of the Brazilian Corporations Law.

c. in the event of the distribution of new shares: a) inform the number of shares issued of each type and class; b) inform the percentage that shareholders will receive in shares; c) describe the rights, benefits, and restrictions assigned to the shares to be issued; d) inform the acquisition cost, in reais per share, to be attributed so that shareholders can comply with Article 10 of Law No. 9,249, dated December 26, 1995; and e) inform the treatment of fractions, if applicable

Not applicable, given that the Capital Increase will not result in the issuance of new shares.

d. inform the deadline provided for in §3 of Article 169 of Law No. 6,404, of 1976

Not applicable, given that the Capital Increase will not result in the issuance of new shares.

e. provide and submit the information and documents set forth in item 5 above, when applicable

Not applicable, given that the Capital Increase will not result in the issuance of new shares.

7. In the event of a capital increase through the conversion of debentures or other debt securities into shares or through the exercise of subscription warrants:
i) inform the number of shares issued of each type and class; and
ii) describe the rights, benefits, and restrictions assigned to the shares to be issued

Not applicable, given that the Capital Increase will not be carried out through the conversion of debentures or other debt securities into shares or through the exercise of subscription warrants.

São Paulo, December 10, 2025.

Marcos Moreno Chagas Assumpção
Executive Vice-President of Finance and Investor Relations